Item 1. Security and Issuer

- **(a) Title of Class of Securities:** Common Shares, no par value
- **(b) Name of Issuer:** Electra Battery Materials Corp
- **(c) Address of Issuer's Principal Executive Offices:** 133 Richmond Street West, Suite 602, Toronto, Ontario, Canada, M5H 2L3

Item 2. Identity and Background

(a) This Schedule 13D is filed on behalf of O'Connor, a distinct business unit of UBS Asset Management (Americas) LLC, a Delaware limited liability company (the "Reporting Person"), with respect to the Common Shares, no par value ("Common Shares"), of Electra Battery Materials Corp. (the "Issuer") and the Common Shares issuable upon the exercise of warrants and the conversion of convertible notes held by Nineteen77 Global Multi Strategy Alpha Master Limited (the "Fund").

The Reporting Person provides investment management services for investment advisory clients through separately managed accounts, funds and other investment vehicles (the "Client Accounts"), including the Fund, and may be deemed to beneficially own the shares of Common Stock held thereby. In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release"), this Schedule 13D reflects the securities that may be beneficially owned by the Reporting Person. The Reporting Person is a wholly-owned indirect subsidiary of UBS Group AG ("UBS Group"). This Schedule 13D does not reflect securities, if any, beneficially owned by UBS Group or any other subsidiaries of UBS Group whose ownership is disaggregated from that of the Reporting Person in accordance with the Release, and, in reliance on the Release, this Schedule 13D does not include information regarding UBS Group and its directors and executive officers as contemplated by Instruction C to Schedule 13D.

Set forth on the attached Appendix A and incorporated herein by reference is a listing of the information, including name, principal place of business, and citizenship, with respect to each senior investment professional of the Reporting Person (collectively, the "Covered Persons"). Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

(b) The business address of the Reporting Person is 787 Seventh Avenue, New York, NY 10019. The business address of each Covered Person is set forth on Appendix A and is incorporated herein by reference.

(c) The principal business of the Reporting Person is providing investment management services for investment advisory clients through separately managed accounts, funds and other investment vehicles worldwide.

(d) Neither the Reporting Person, nor, to the best of its knowledge, any Covered Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person, nor, to the best of its knowledge, any Covered Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a) above. The citizenship of each Covered Person is set forth on Appendix A and is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired the Common Shares and 2025 Warrants (as defined below) for cash using the general working capital of the Fund. A total of approximately $353,374 in cash was paid to acquire such Common Shares and 2025 Warrants. The Reporting Person acquired a portion of the Notes (as defined below) and all of the 2028 Warrants (as defined below) from the Issuer in exchange for outstanding convertible notes previously acquired for cash. The remaining Notes were acquired in satisfaction of cash interest otherwise payable on the Notes.

Item 4. Purpose of Transaction

The Reporting Person originally acquired the securities reported herein for investment purposes in the ordinary course of business and not with the purpose, nor with the effect, of changing or influencing the control or management of the Issuer.

The Reporting Person has engaged in, and intends to continue to engage in, communications with the Issuer's management and board of directors, other current and prospective holders of the Issuer's equity and debt securities, and other third parties about, and intends to negotiate agreements with the Issuer regarding, a broad range of consensual transactions intended to deleverage and recapitalize the Issuer to support the Issuer's continued operations and development of its cobalt sulfate refinery. Any such transactions may involve, among other things, changes in the Issuer's capital structure, corporate governance, constituent documents and board composition, the exchange of some or all of the securities and royalty rights reported herein for newly issued equity or debt securities of the Issuer and its subsidiaries, and the acquisition of newly issued equity or debt securities of the Issuer and its subsidiaries for cash. Any such transactions may result in the Reporting Person and the Named Holders (as defined below) requesting or obtaining representation on the Issuer's board of directors, acquiring control of a majority of the Issuer's outstanding equity securities, or any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

With respect to the foregoing, the Reporting Person has initiated discussion with the holders of the issuer's debt securities named in Item 5 hereto (the "Named Holders"). The Reporting Person, together with the Named Holders, may engage with the Issuer on the matters set forth in the preceding paragraph, and may in the future take actions concerning their respective investments in the Issuer with respect thereto. There can be no guarantee that the Reporting Person will make any proposal regarding any of the matters set forth in the preceding paragraph, either on its own or in conjunction with some or all of the Named Holders, and if any such proposal is made, the Reporting Person can provide no assurances such proposal will be accepted or that it will successfully consummate any proposed transaction. To facilitate its consideration of such matters, the Reporting Person, together with the Named Holders, has retained, or intend to retain, consultants, legal counsel and advisors.

The Reporting Person may also, from time to time, engage in discussions with members of the Issuer's management and board of directors, other current and prospective holders of the Issuers' equity and debt securities, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, equity and debt financing sources and other third parties regarding a variety of matters relating to the Issuer, which (in addition to the matters discussed above) may include, among other things, the Issuer's business, management, capital structure, capital allocation, corporate governance, board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions and negotiations referenced above, the Issuer's financial position and investment strategy, results and strategic direction, actions taken by the Issuer's management and board of directors, price levels of the Issuer's securities, other investment opportunities available to the Reporting Person, conditions in the securities market, and general economic and industry conditions, the Reporting Person intends to consider, explore, and develop plans and may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, engaging in communications with the Issuer's management and board of directors, engaging in discussions with holders of the Issuer's equity and debt securities and others about the Issuer and the Reporting Person's investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, strategic transactions, including business combinations, a sale of the Issuer as a whole or in parts or acquisitions or investments by the Issuer, board composition and structure, operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of its securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or take any other actions with respect to its investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person may at any time reconsider and change its plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person is deemed to be the beneficial owner of 918,210 Common Shares, after giving effect to the Blockers (as defined below), as a result of the Fund's ownership of: (i) 141,400 Common Shares; (ii) $11,463,000 principal amount of 8.99% Convertible Senior Secured Notes due 2028 with the conversion rate of 100.8035 Common Shares per $1,000 principal amount (the "Notes"); (iii) warrants to purchase 75,000 Common Shares at an exercise price of $12.40 per Common Share (the "2025 Warrants"); and (iv) warrants to purchase 555,679 Common Shares at an exercise price of CAD$3.40 per Common Share (the "2028 Warrants" and, together with 2025 Warrants, "Warrants").

The Reporting Person is deemed to beneficially own 918,210 Common Shares, or 4.9% of Common Shares outstanding. Percent of class is calculated based on (i) 17,962,173 Common Shares outstanding as of June 25, 2025, as disclosed on the Issuer's registration statement on Form F-3 filed with the Securities and Exchange Commission (the "SEC") on June 27, 2025, plus (ii) an aggregate 776,810 Common Shares obtainable upon the exercise of the Warrants and the conversion of the Notes beneficially owned by the Reporting Person, which Common Shares have been added to the total Common Shares outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

Pursuant to the terms of the 2028 Warrants, the Reporting Person cannot exercise or convert any of the warrants if the Reporting Person (or any "group" of which the Reporting Person is a member) would beneficially own, after any such exercise, more than 9.9% of the outstanding Common Shares (the "9.9% Blocker"). Pursuant to the terms of the Notes held by the Fund and the 2025 Warrants, the Reporting Person cannot exercise or convert any of the convertible notes if the Reporting Person (or any "group" of which the Reporting Person is a member) would beneficially own, after any such exercise or conversion, as applicable, more than 4.9% of the outstanding Common Shares (the "4.9% Blocker" and, together with the 9.9% Blocker, the "Blockers"). Consequently, at this time, the Reporting Person is not able to exercise and convert all of the Warrants and Notes due to the Blockers. The percentages and amounts set forth of the cover page give effect to the Blockers.

As a result of the Reporting Person's involvement in the discussions and potential actions described in Item 4 of this Schedule 13D, the Reporting Person and the Named Holders may be deemed to be member of a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which may consist of the Reporting Person, Highbridge Capital Management, LLC, Whitebox Advisors LLC and Whitebox General Partner LLC. The "group" may be deemed to have acquired beneficial ownership of all the shares beneficially owned by each member of the "group," subject to the Blockers. As such, the "group" may be deemed to beneficially own in the aggregate 1,925,360 Common Shares or 9.9% of the outstanding Common Shares, as calculated pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act. On information and belief, the Reporting Person understands that the Named Holders are filing Schedule 13D separately from the Reporting Person. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is a group with the Named Holders or the beneficial owner of any of the Common Shares beneficially owned by any Named Holder for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) The information contained in rows (7) through (10) of the cover page to this Schedule 13D is incorporated herein by reference in its entirety.

(c) All transactions in the Common Shares effected by the Reporting Person during the past sixty (60) days, which were all in the open market, are set forth in Appendix B, and are incorporated herein by reference.

(d) No person other than the Reporting Person and the Fund are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares held by the Fund. The Fund does not have such right with respect to more than 5% of the Common Shares outstanding.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference.
The Reporting Person currently beneficially owns the following securities:
(i)   141,400 Common Shares;

(ii) $11,463,000 principal amount of the Notes issued under that certain Indenture, dated as of February 13, 2023, by and between, the Issuer, the guarantors party thereto, and GLAS Trust Company LLC, as Trustee and Collateral Trustee, attached as Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 14, 2023, which has been supplemented by that certain Supplemental Indenture, dated as of November 27, 2024, by and between, the Issuer, the guarantors party thereto, and GLAS Trust Company LLC, as Trustee and Collateral Trustee, attached as in Exhibit 99.2 to the Report of Foreign Private Issuer on Amended Form 6-K/A filed with the SEC on November 27, 2024;

(iii)   2025 Warrants to purchase 75,000 Common Shares issued pursuant to that certain Warrant Indenture, dated as of November 15, 2022, by and between the Issuer and TSX Trust Company, attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 15, 2022; and

(iv)   2028 Warrants to purchase 555,679 Common Shares issued pursuant to that certain Warrant Indenture, dated as of February 13, 2023, by and between the Issuer and TSX Trust Company, attached as Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 14, 2023, which has been supplemented by (x) that certain First Supplemental Indenture, dated as of January 12, 2024, by and between the Issuer and TSX Trust Company attached as Exhibit 2.4 to the Issur Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 24, 2025 and (y) that certain Second Supplemental Indenture, dated as of November 27, 2024, by and between the Issuer and TSX Trust Company attached as Exhibit 2.5 to the Issur Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 24, 2025.

As further described in Exhibit 99.2 attached to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on March 6, 2025, the Fund entered into an agreement with the Issuer and agreed to defer all interest payments with respect to the Notes until February 15, 2027. As consideration for this deferral, the Issuer will pay additional interest of 2.25% per annum on the Notes, calculated on the principal amounts of the Notes. All deferred interest, including deferred amounts of additional interest, will accrue interest at the applicable stated rate of interest borne by the applicable series of Notes. All deferred interest (including all interest thereon) will become payable immediately if an event of default occurs under the applicable note indenture prior to February 15, 2027.

The terms of the instruments described in this Item 6 are set forth in the relevant governing document set forth above, the forms of which are included as exhibits hereto, and are qualified in their entireties to the full texts thereof, which are incorporated herein by reference.

As further described in Exhibit 99.1 attached to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 14, 2023, pursuant to that certain Royalty Agreement, dated as of February 13, 2023, entered into by the Issuer and the initial holders of the Notes, the Fund received a royalty of (i) 0.1235% on "Operating Revenue" from the sale of all cobalt produced from the Issuer's cobalt refinery in Ontario (the "Refinery") payable in the first twelve months following a defined threshold of commercial production, where "Operating Revenue" consists of revenue from the Refinery less certain permitted deductions; and (ii) 0.1235% on all revenue from sales of cobalt generated from the Refinery in the second to fifth years following the commencement of commercial production. For the Fund, royalty payments under the royalty agreements are subject to a cumulative cap of $1,235,000. Payment of the royalty is secured by a first priority security interest (subject to customary permitted liens) in substantially all of the Issuer's assets, and the assets and equity of the secured guarantors.

Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 - 2028 Notes Indenture, dated as of February 13, 2023, by and between the Issuer, the guarantors party thereto, and GLAS Trust Company LLC, as Trustee and Collateral Trustee (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 14, 2023).

Exhibit 2 - Supplemental Indenture, dated as of November 27, 2024, by and between the Issuer, the guarantors party thereto, and GLAS Trust Company LLC, as Trustee and Collateral Trustee (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Amended Form 6-K/A filed with the SEC on November 27, 2024).

Exhibit 3 – Warrant Indenture, dated as of November 15, 2022, by and between the Issuer and TSX Trust Company (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 15, 2022).

Exhibit 4- Warrant Indenture, dated as of February 13, 2023, by and between the Issuer and TSX Trust Company (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 14, 2023).

Exhibit 5 - First Supplemental Warrant Indenture, dated as of January 12, 2024, by and between the Issuer and TSX Trust Company (incorporated by reference to Exhibit 2.4 to the Issuer's Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 24, 2025).

Exhibit 6 - Second Supplemental Warrant Indenture, dated as of November 27, 2024, by and between the Issuer and TSX Trust Company (incorporated by reference to Exhibit 2.5 to the Issuer's Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 24, 2025).